August 22, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, D.C. 20549

Re:	Nauticus Robotics, Inc.
Item 4.02 Form 8-K Filed August 16, 2023
File No. 001-40611

Ladies and Gentlemen:

On behalf of our client, Nauticus Robotics, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in its letter, dated August 16, 2023, relating to the Company’s Current Report on Form 8-K filed via EDGAR on August 16, 2023.

We have set forth below the comment in the Staff’s letter, in bold, and the Company’s responses thereto.

Item 4.02 Form 8-K Filed August 16, 2023

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or

Completed Interim Review, page 1

1. Please explain to us why the restatement related to the untimely recognition of the accrued liability and expense arising from liquidated damages due pursuant to the Registration Rights Agreement (RRA) only impacted the March 31, 2023 financial statements. In your response, clarify whether the company was in compliance with the terms of the September 9, 2022 RRA at year-end. If not, tell us why you believe the liability for liquidated damages was not probable and estimable in fiscal 2022. Please provide the specific terms of the RRA that support your conclusions.

Response: While the Initial Registration Statement (as defined in the RRA) was timely filed within 15 business days of the closing of the Company’s business combination, the Initial Registration Statement was not declared effective until April 2023. Under the RRA, the date by which the Initial Registration Statement was required to be declared effective was December 8, 2022 (such date, the “Applicable Effectiveness Date,” and such requirement, the “Effectiveness Date Requirement”). During the second quarter of 2023, after internal and external discussions which prompted an in-depth evaluation of all RRA requirements, management ultimately determined that beginning in December 2022, following the Applicable Effectiveness Date, the Company was not in compliance with the terms of the RRA. Notwithstanding the timing of such determination, the Company does believe that beginning after the Applicable Effectiveness Date in December 2022 and continuing during the period of the Company’s noncompliance in relation to the Effectiveness Date Requirement and the payment of related liquidated damages and related interest amounts under the RRA (the “Amounts”), such Amounts were accruing, probable and estimable as of the 2022 year-end balance sheet date. Therefore, the Company’s consolidated balance sheet as of December 31, 2022 should have included a liability in the amount of approximately $0.72 million for the Amounts. As previously disclosed in the Company’s filings with the SEC, the satisfaction of the Company’s payment obligations with respect to the Amounts involved in-kind consideration only, as finally agreed to in writing between the Company and other RRA parties in the second quarter of 2023.

In the second quarter of 2023, management evaluated the magnitude of the error in accordance with Staff Accounting Bulletin No. 99, Materiality (SAB 99), and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), and concluded that the impact of the error (1) was material as of and for the period ended March 31, 2023, which resulted in the Company’s restatement of its interim financial statements for such quarterly period, as reflected in the Form 10-Q/A filed with the SEC on August 10, 2023 (which includes the RRA as Exhibit 10.1 thereto); but (2) was not material as of and for the year ended December 31, 2022. The Company’s analysis of the error as of and for the year ended December 31, 2022, conducted in accordance with SAB 99 and SAB 108, is included below.

Evaluation of Misstatement in the Financial Statements

When errors in previously issued financial statements are identified, they must be assessed to determine whether the affected financial statements are materially misstated. SAB 99 and SAB 108 provide relevant guidance in applying materiality thresholds to the preparation of financial statements filed with the SEC. This guidance is relevant to our judgment about whether the misstatement contained in the prior period consolidated financial statements of the Company is material, so as to require a restatement pursuant to ASC 250-10, Accounting Changes and Error Corrections, and SEC regulations and guidance. The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. An assessment of materiality requires that we view the facts in the context of the surrounding circumstances or the total mix of information. In the context of a misstatement of a financial statement item, the total mix includes both quantitative and qualitative factors in assessing an item’s materiality.

Quantitative Analysis

SAB 99 Topic 1.M expresses the views of the Staff that exclusive reliance on certain quantitative benchmarks to assess materiality in preparing financial statements and performing audits of those financial statements is inappropriate.

Companies and auditors often have measured materiality quantitatively as 5% of net income. However, in SAB 99, the Staff states that the use of a percentage ceiling test alone in making materiality determinations with respect to an item is not acceptable. The Staff stresses that evaluations of materiality require registrants and auditors to consider all of the relevant circumstances, and that exclusive reliance on a percentage or numerical threshold has no basis in the accounting literature of the law.

The following tables reflect the impact of the error affecting significant financial statement line items as of and for the period indicated.

	December 31, 2022
	As Reported	Adjustment	As Adjusted	% Change

Balance Sheet data
Accrued liabilities	3,142,977	721,728	3,864,705	23%
Total current liabilities	3,877,619	721,728	4,599,347	19%
Total liabilities	52,575,293	721,728	53,297,021	1%

Total stockholders’ equity (deficit)	27,819	(721,728)	(693,909)	-2594%

	Year Ended December 31, 2022
	As Reported	Adjustment	As Adjusted	% Change

Statement of Operations data
Interest expense, net	3,714,017	721,728	4,435,745	19%
Net loss	(28,260,571)	(721,728)	(28,982,299)	3%

Basic and diluted loss per share	$(1.75)	$(0.04)	$(1.79)	2%

Basic and diluted weighted average shares outstanding	18,982,139	18,982,139	18,982,139

	Year Ended December 31, 2022
	As Reported	Adjustment	As Adjusted	% Change

Statement of Cash Flows data
Net loss	(28,260,571)	(721,728)	(28,982,299)	3%

Accounts payable and accrued liabilities	(7,731,279)	721,728	(7,009,551)	-9%

Although we recognize the correction of the error appears to be quantitatively significant in comparison to the Company’s reported liabilities, interest expense, net and basic and diluted loss per share, we do not believe the differences would be material to the reasonable investor. The Company’s financial statements are reflective of our historical focus on research and development efforts, as well as on the achievement of technological feasibility with respect to both hardware and software developments, in preparation for bringing our commercial product and service offerings to market. Given the Company’s nascent commercial operations during fiscal 2022, we believe that the reasonable investor is focused on our product development and acceptance, liquidity and financing needs and reported revenues and operating income, in addition to other considerations discussed in the qualitative analysis below, as the most useful and indicative factors with respect to the performance of our business and in making an investment decision in the Company. Accordingly, based on a diligent review and objective assessment, conducted in accordance with Staff guidance, we do not believe there is a substantial likelihood that the reasonable investor would view the impact of the error as having significantly altered the total mix of information made available with respect to our financial position as of and for the year ended December 31, 2022.

Qualitative Analysis

SAB 99 states, “A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” In its Statement of Financial Accounting Concepts No. 2, the FASB described the essence of the concept of materiality as follows: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” For the reasons described below, management does not believe that the misstatement has a significant qualitative impact on the subject year-end financial statements.

We evaluated the qualitative factors listed in SAB 99 and considered other Company- and industry-specific factors that would bear upon the judgment of a reasonable person relying upon the financial statements. The identified error as of and for the year ended December 31, 2022 does not, among other things:

●	mask a change in earnings or other trends;

●	relate to a part of our business that is significant to the Company’s operations or earnings;

●	affect our compliance with laws or regulatory requirements; or

●	impact the amount of management compensation.

Further, while the Amounts arose from the Company’s noncompliance with contractual obligations, the impact of the misstatement with respect to the Amounts as of the end of fiscal 2022 does not affect the Company’s compliance with loan covenants or other contractual requirements. Importantly, the subject noncompliance did not affect the maturity date or other terms of the Company’s outstanding securities (including, without limitation, the debentures or warrants issued to those investors party to the RRA), nor does it affect any other indebtedness of the Company.

To date, the Company’s principal focus has been on the development and commercial deployment of its products. We believe that a reasonable person relying on the Company’s financial statements at our present stage of operations is more likely to be focusing on the following:

●	our product development and acceptance of our products and services in both government and commercial markets;

●	the Company’s liquidity and financing needs to support its business strategy; and

●	the reported amounts of revenues and operating income.

Critically, the identified error does not affect any of these principal focus areas. As noted above, the Amounts were ultimately settled in-kind. Consequently, the error has no impact on our liquidity or otherwise on the reported amount of cash available to finance our commercial rollout and other business operations. Although the impact of the error may appear quantitatively large compared to certain financial statement line items, management has concluded that there is not a substantial likelihood that such error would be considered material to a reasonable investor for the reasons discussed above. Accordingly, the Company has determined that the impact of the error is not material to the previously issued financial statements as of and for the year ended December 31, 2022.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Nicolaus Radford, Chief Executive Officer, Nauticus Robotics, Inc.

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